# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Calumet, Inc. /DE, CIK 0002013745
CUSIP: 131428104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1060 N CAPITOL AVE, SUITE 6-401, INDIANAPOLIS, Indiana (IN), 46204
Date of event which requires filing of this statement: 02/21/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001751492
Persons authorized to receive notices and communications: Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Wasserstein Debt Opportunities Management, L.P. (CIK 0001751492): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,683,832; sole dispositive power 0; shared dispositive power 5,683,832; aggregate amount beneficially owned 5,683,832 (6.6% of the class)
- WDO Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,683,832; sole dispositive power 0; shared dispositive power 5,683,832; aggregate amount beneficially owned 5,683,832 (6.6% of the class)
- Wasserstein Debt Opportunities Master, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,176,672; sole dispositive power 0; shared dispositive power 4,176,672; aggregate amount beneficially owned 4,176,672 (4.9% of the class)
- Wasserstein Debt Opportunities Genpar, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,176,672; sole dispositive power 0; shared dispositive power 4,176,672; aggregate amount beneficially owned 4,176,672 (4.9% of the class)
- Bagaria Rajay (CIK 0001750572): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 349,547; shared voting power 5,683,832; sole dispositive power 349,547; shared dispositive power 5,683,832; aggregate amount beneficially owned 6,033,379 (7% of the class)
- Joseph Dutton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 3,305; shared voting power 5,683,832; sole dispositive power 3,305; shared dispositive power 5,683,832; aggregate amount beneficially owned 5,687,137 (6.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Calumet, Inc. /DE
Address of issuer's principal executive offices: 1060 N CAPITOL AVE, SUITE 6-401, INDIANAPOLIS, Indiana (IN), 46204

## Item 2. Identity and Background
Name of person filing:
This statement is filed by Wasserstein Debt Opportunities Management, LP, a Delaware limited partnership (the "Adviser"), WDO Management GP, LLC, a Delaware limited liability company (the "Adviser GP"), Wasserstein Debt Opportunities Master, LP, a Cayman Islands exempted limited partnership (the "Master Fund"), Wasserstein Debt Opportunities GenPar, LLC, a Delaware limited liability company (the "Master Fund GP"), Rajay Bagaria, and Joseph Dutton. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The Adviser is the investment manager of the Master Fund and separately managed accounts (the "Accounts"). The Adviser GP is the general partner of the Adviser. Master Fund GP is the general partner of the Master Fund. Mr. Bagaria is a control person of the Adviser, sole member of the Adviser GP and managing member of the Master Fund GP. Mr. Dutton is a control person of the Adviser. By virtue of these relationships, the Master Fund GP, the Adviser, the Adviser GP, and Messrs. Bagaria and Dutton, may be deemed to beneficially own the shares of the Issuer's Common Stock, par value $0.01 per share (the "Shares"), owned directly by the Master Fund. By virtue of these relationships, the Adviser, the Adviser GP, and Messrs. Bagaria and Dutton, may be deemed to beneficially own the shares held in the Accounts.
Residence or business address: The principal business address of the Reporting Persons is 420 Lexington Avenue, Suite 1626, New York, NY 10170
Present principal occupation or employment: The Master Fund is a private investment vehicle. The principal business of the Master Fund GP is serving as the general partner of the Master Fund. The principal business of the Adviser is serving as the investment manager of the Master Fund and the Accounts. The principal business of the Adviser GP is serving as the general partner of the Adviser. The principal occupation of Mr. Bagaria is serving as the President and Chief Investment Officer of the Adviser. The principal occupation of Mr. Dutton is serving as the Chief Financial Officer and Chief Compliance Officer of the Adviser.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Master Fund is organized under the laws of Cayman Islands. The Master Fund GP is organized under the laws of the State of Delaware. The Adviser is organized under the laws of the State of Delaware. The Adviser GP is organized under the laws of the State of Delaware. Messrs. Bagaria and Dutton are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares purchased by the Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,176,672 Shares owned directly by the Master Fund is approximately $41,664,113, including brokerage commissions.

The Shares held in the Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,507,160 Shares held in the Accounts is approximately $26,511,258, including brokerage commissions.

The Shares directly owned by Mr. Bagaria were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 349,547 Shares owned directly by Mr. Bagaria is approximately $2,684,998, including brokerage commissions.

The Shares directly owned by Mr. Dutton were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,305 Shares owned directly by Mr. Dutton is approximately $42,172, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person purchased the Shares based on the Reporting Person's belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person intends to engage in discussions with the Issuer's board of directors (the "Board") and management team regarding a variety of matters relating to the Issuer, including enhancing the Issuer's corporate governance (including through potential changes to the composition of the Board).

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management team and the Board, price levels of the Shares, conditions in the securities markets, general economic and industry conditions, and other investment opportunities available to the Reporting Person, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with the Issuer, stockholders of the Issuer or other third parties about the Issuer and the Reporting Person's investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses or assets, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative transactions, or changing its intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 85,950,493 shares outstanding, as of January 13, 2025, as reported in the Issuer's Registration Statement on Form S-3ASR filed with the Securities and Exchange Commission on January 14, 2025.

As of the date hereof, the Master Fund owned directly 4,176,672 Shares, constituting approximately 4.9% of the Shares outstanding. By virtue of their relationships with the Master Fund, each of the Master Fund GP, the Adviser, the Adviser GP, and Messrs. Bagaria and Dutton, may be deemed to beneficially own the Shares owned by the Master Fund.

As of the date hereof, 1,507,160 Shares were held in the Accounts, constituting approximately 1.8% of the Shares outstanding. As investment manager of the Accounts, the Adviser may be deemed to beneficially own the Shares held in the Accounts. By virtue of their relationships with the Adviser, each of the Adviser GP, and Messrs. Bagaria and Dutton, may be deemed to beneficially own the Shares held in the Accounts.

As of the date hereof, Mr. Bagaria owned directly 349,547 Shares, constituting less than 1% of the Shares.

As of the date hereof, Mr. Dutton owned directly 3,305 Shares, constituting less than 1% of the Shares.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
By virtue of their relationships, each of the Master Fund, Master Fund GP, the Adviser, the Adviser GP, and Messrs. Bagaria and Dutton, may be deemed to have shared power to vote and dispose of the Shares owned directly by the Master Fund.

By virtue of their relationships, each of the Adviser, the Adviser GP, and Messrs. Bagaria and Dutton, may be deemed to have shared power to vote and dispose of the Shares held in the Accounts.

Mr. Bagaria may be deemed to have sole power to vote and dispose of the Shares owned directly by him.

Mr. Dutton may be deemed to have sole power to vote and dispose of the Shares owned directly by him.
Transactions in the class effected during the past sixty days: The transactions in the securities by the Reporting Persons during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On February 25, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities

99.1 - Joint Filing Agreement, dated February 25, 2025

## Signatures
- Wasserstein Debt Opportunities Management, L.P.: /s/ Rajay Bagaria, Rajay Bagaria, Sole Member of WDO Management GP, LLC, its general partner (02/25/2025)
- WDO Management GP, LLC: /s/ Rajay Bagaria, Rajay Bagaria, Sole Member (02/25/2025)
- Wasserstein Debt Opportunities Master, LP: /s/ Rajay Bagaria, Rajay Bagaria, Managing Member of Wasserstein Debt Opportunities Genpar, LLC, its general partner (02/25/2025)
- Wasserstein Debt Opportunities Genpar, LLC: /s/ Rajay Bagaria, Rajay Bagaria, Managing Member (02/25/2025)
- Bagaria Rajay: /s/ Rajay Bagaria, Rajay Bagaria (02/25/2025)
- Joseph Dutton: /s/ Joseph Dutton, Joseph Dutton (02/25/2025)